Item 13.      Certain Relationships and Related Transactions

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


The disclosure contained in this Section is not required pursuant to Item 404 of Regulation S-K. On December 29, 1995, IGC Energy, an indirect, wholly owned subsidiary of the Company, entered into a subscription agreement to purchase an interest in a limited partnership known as the Cambridge Ventures, L.P. (Partnership) ("CVLP"). CVLP is licensed by the United States Small Business Administration as a small business investment company. As such, CVLP operates as a venture fund and invests in equities, debt securities with equity participation and secured short and long-term loans; CVLP also participates in other funds. IGC Energy has invested a total of $275,000 in CVLP, which represents, in the opinion of the board of directors, a fair and reasonable investment for IGC Energy. IGC Energy holds ten (10) out of the two hundred and nineteen (219) partnership units that have been sold in CVLP as of December 31, 1997. On January 26, 1996, Jean L. Wojtowicz was elected to the board of directors of the Company. Ms. Wojtowicz is also an Investments Director. Ms. Wojtowicz owns six (6) units in CVLP.